December 13, 2006

    US Securities and Exchange Commission
    Mail Stop 6010
    Washington, D.C. 20549
    Attention: Mr. Zafar Hasan

    RE:  HC INNOVATIONS, INC.
         FORM 10-SB
         FILED AUGUST 24, 2006
         FILE NUMBER 0-52197

    Dear Mr. Hasan:

    On behalf of HC Innovations, Inc. (the "Company" or "HCI"), please find electronically transmitted herewith responses to your comments dated September 21, 2006 in connection with the Company's Form 10-SB, dated August 24, 2006, which was subsequently withdrawn on October 20, 2006. This response letter has been numbered to coincide with your comment letter.

    GENERAL

    COMMENT: 1. PLEASE BE ADVISED THAT THIS FILING WILL GO EFFECTIVE AUTOMATICALLY 60 DAYS AFTER IT WAS FILED. THE FILING SHOULD BE WITHDRAWN PRIOR TO THE CONCLUSION OF THE 60 DAY PERIOD IF THERE ARE STILL OUTSTANDING COMMENTS AT THAT TIME.

    Response: On October 20, 2006, the Company filed a Form RW to withdraw the above-referenced Registration Statement on Form 10-SB and has electronically transmitted herewith a new Form 10-SB reflecting, among other things, responses to the comments contained in your letter dated September 21, 2006.

    COMMENT: 2. PLEASE NOTE THAT WHERE WE PROVIDE EXAMPLES TO ILLUSTRATE WHAT WE MEAN BY OUR COMMENTS, THEY ARE EXAMPLES AND NOT EXHAUSTIVE LISTS. IF OUR COMMENTS ARE APPLICABLE TO PORTIONS OF THE FILING THAT WE HAVE NOT CITED AS EXAMPLES, MAKE THE APPROPRIATE CHANGES IN ACCORDANCE WITH OUR COMMENTS.

    Response: We have responded to this comment in the Form 10-SB and have made the appropriate changes throughout.

    COMMENT: 3. IN YOUR RESPONSE LETTER, PLEASE STATE OUR COMMENT AND THEN EXPLAIN EACH CHANGE THAT HAS BEEN MADE IN RESPONSE TO A COMMENT. IN ADDITION, YOU SHOULD ALSO REFERENCE EACH PAGE NUMBER IN WHICH DISCLOSURE HAS BEEN REVISED IN RESPONSE TO A COMMENT SO THAT WE CAN EASILY PLACE YOUR REVISED DISCLOSURE IN ITS PROPER CONTEXT.

    Response: As indicated herein, we are presenting our responses as required by this comment.

         COMMENT: 4. THROUGHOUT YOUR FILING YOU INCLUDE A NUMBER OF DESCRIPTIVE PHRASES THAT ARE NOT APPROPRIATE FOR THIS FILING. AS YOU ARE A RELATIVELY YOUNG COMPANY, YOUR REFERENCES ON PAGE 3 TO CHANGING "THE BASIC STRUCTURE OF OUR HEALTH CARE SYSTEM WHILE CREATING VALUE" IS NOT APPROPRIATE. FURTHERMORE, THE SENTENCE BEGINNING WITH, "OUR UNIQUE APPROACH TO DEFINING SMALL POPULATIONS..."SHOULD BE DELETED. SO SHOULD YOUR STATEMENT BEGINNING, "WE COMBINE BEST PRACTICES, STATE OF THE ART..." AND YOUR REFERENCE TO BEING A "CRITICAL PIECE OF THE DEVELOPING HEALTHCARE PUZZLE."

    PLEASE NOTE THAT THE ABOVE-REFERENCED STATEMENTS ARE ILLUSTRATIVE AND NOT EXHAUSTIVE EXAMPLES OF THE REVISIONS YOU SHOULD MAKE. YOU SHOULD REVIEW THE ENTIRE REGISTRATION STATEMENT AND DELETE ANY SIMILAR DESCRIPTIVE PHRASES AND LIMIT YOUR DISCLOSURE TO FACTS THAT CAN BE MEASURED AND OBSERVED. WE EXPECT SUBSTANTIAL REVISIONS IN RESPONSE TO THIS COMMENT.

    Response: We have reviewed and revised the entire Form 10-SB to respond to this comment. Specifically, we have deleted certain descriptive phrases and limited the Company's disclosure to the facts that can be measured and observed. Please see the disclosure beginning with our Business section on page 4.

         COMMENT: 5. THROUGHOUT THE REGISTRATION STATEMENT, YOU ASSERT A NUMBER OF FACT AND OBSERVATIONS THAT SHOULD BE SUPPORTED BY THIRD PARTY AUTHORITIES. STATEMENTS SUCH AS:

    A. "HISTORICALLY, CONTROL OF HEALTH CARE COSTS WAS DRIVEN BY DISCOUNTED FEE FOR SERVICE AND UTILIZATION CONTROLS...

    B. "CURRENTLY, POPULATION-BASED DISEASE MANAGEMENT HAS BECOME THE PANACEA.. ..," P. 5

    C. "THERE IS GROWING DISAPPOINTMENT ... THERE IS GROWING UNDERSTANDING..  ."
P. 5

    D. "THIS NUMBER IS EXPECTED TO TRIPLE IN OVER THE NEXT TWO YEARS," P. 7

    E. "...THE TYPICAL SALES CYCLE IS 18 MONTHS...," P. 7

    F. "PEOPLE OVER 80...ARE THE MOST RAPIDLY GROWING SEGMENT..." P.9

    STATEMENTS OF THIS TYPE MUST BE SUPPORTED BY THIRD PARTY EVIDENCE. PLEASE INCLUDE CITATIONS TO THIS EVIDENCE IN YOUR DISCLOSURE. IF YOU CANNOT PROVIDE THIS EVIDENCE, PLEASE DELETE THESE STATEMENTS FROM THE REGISTRATION STATEMENT.

    AGAIN, PLEASE NOTE THAT THE ABOVE-REFERENCED STATEMENTS ARE ILLUSTRATIVE AND NOT EXHAUSTIVE EXAMPLES OF THE REVISIONS YOU SHOULD MAKE. YOU SHOULD REVIEW THE ENTIRE REGISTRATION STATEMENT AND DELETE ANY SIMILAR UNSUPPORTED STATEMENTS.

    Response:  We have  revised  the Form  10-SB  to  respond  to this  comment.
Specifically, we have deleted facts and observations that we can not provide support for, including items a, b, c, e, and f above. Further, we have provided support for certain facts and observations on pages 7 and 8.

    ITEM 1: BUSINESS OUR BUSINESS, P. 3

         COMMENT: 6. PLEASE PROVIDE MORE BACKGROUND IN THIS SECTION. YOU SHOULD EXPLAIN WHAT YOU MEAN BY "SPECIALTY DISEASE AND CARE MANAGEMENT COMPANY." EXPLAIN WHO YOUR CLIENTS ARE. EXPLAIN WHAT YOU MEAN WHEN YOU SAY YOU COMBINE YOUR NURSE PRACTITIONERS WITH STATE OF THE ART INFORMATION SYSTEMS. EXPLAIN WHAT YOU MEAN BY CALL CENTER BACKUP AND BIOMETRIC MONITORING. EXPLAIN WHAT YOUR UNIQUE SYSTEMS ARE.

    Response: The Company has substantially rewritten the Business section to address this comment. We have attempted to make it clear what the Company does, who its clients are and what services it provides. We have also attempted to provide greater detail relating to the Company's operations, including call center backup and biometric monitoring. Please refer to our disclosure beginning on page 3.

    COMMENT: 7. YOU HAVE ONLY INCLUDED A DESCRIPTION OF ECI IN THIS SECTION, WITHOUT DESCRIBING YOUR OTHER SUBSIDIARIES. PLEASE INCLUDE INFORMATION ABOUT THOSE SUBSIDIARIES AS WELL.

    RESPONSE: ECI is a management company with two wholly owned operating subsidiaries: 1) Enhanced Care Initiatives of Tennessee, Inc. 2) Texas Enhanced Care Initiatives, Inc. The subsidiaries perform services according to the terms of the Company's contracts with its customers. Revenues are recognized by the subsidiaries along with direct expenses associated with servicing the contracts and financial results are reported on a consolidated basis. The operations of ECI subsidiaries accounted for 9% of the Company's 2005 revenues and 24% of revenues for the nine months ended September 30, 2006. Please see the Company's disclosure on page 3.

    PRODUCTS AND SERVICES, P. 4

    COMMENT: 8. PLEASE EXPLAIN THE INFORMATION UNDER "OUTCOMES DRIVEN." WHAT IS THIS INFORMATION?

    Response:   We  have  deleted  the  section   "outcomes   driven"  and  have
substantially rewritten the EASY CARE section of the Business section. Please see the Company's disclosure beginning on page 5 of the Business section.

    COMMENT: 9. YOU REFERENCE A BAR CHART RELATING TO HOSPITAL EXPENDITURES. WE WILL NEED TO SEE THAT CHART AND ISSUE ANY COMMENTS BEFORE YOU CAN BE CLEARED ON THIS FILING.

    Response: We have deleted the bar chart pertaining to hospital expenditures.

    COMMENT: 10. YOU STATE THAT "ECI HAS CONSERVATIVELY DELIVERS 25% COSTS SAVINGS..," BUT THE NUMBERS YOU PROVIDE IMMEDIATELY BELOW DO NOT SHOW 25% SAVINGS. PLEASE EXPLAIN.

    Response: We have revised the Form 10-SB in response to this comment. Please see page 6 of the Form 10-SB.

    COMMENT: 11 PLEASE EXPLAIN WHAT THE PILOT PROGRAMS AND HMO CONTRACT ARE. WHAT TYPES OF CONTRACT IS IT? WHAT ARE THE ARRANGEMENTS AND OBLIGATIONS OF EACH PARTY TO THE CONTRACT. FOR ANY CONTRACT THAT IS A MATERIAL CONTRACT, YOU MUST DISCLOSE ALL MATERIAL TERMS OF THE CONTRACT. PLEASE INCLUDE THIS INFORMATION.

    Response: We have revised the Form 10-SB in response to this comment and have provided both a description of the Company's contract with Alere Medical, Inc. but have also filed such contract as Exhibit 10.7. Please see the Company's disclosure beginning on page 6.

    THE MARKET FOR EASY CARE(SM) P. 7

    COMMENT: 12. PLEASE EXPLAIN WHAT EASY CARE IS. PLEASE ALSO EXPLAIN WHAT THE EASY CARE PROFILE IS.

    Response: We have revised the Form 10-SB to explain what EASY CARE is and its profile. We have modified our disclosure, in part, as follows:

"EASY CARE: THE SOLUTION FOR THE COMMUNITY DWELLING MEDICALLY COMPLEX AND FRAIL

The Easy Care program focuses on the medically complex and fragile costly community-based patients. EASY CARE is a program built to support the medically complex frail patient, creating a safety net. The net is woven from a combination of services which together seeks to support the patient and improves their health, lowering their cost of care by preventing avoidable hospitalizations."

Please see the Company's disclosure beginning on page 5 of the Form 10-SB.

    COMMENT: 13. YOU DESCRIBE "NUMEROUS OTHER APPLICATIONS AND OPPORTUNITIES" THAT HAVE PRESENTED THEMSELVES AND THEN YOU PRESENT A LIST. PLEASE REVISE THE DISCLOSURE TO EXPLAIN WHAT OPPORTUNITIES YOU ARE TALKING ABOUT SO THAT INVESTORS CAN UNDERSTAND WHAT YOU ARE DISCLOSING. FOR EXAMPLE, WHAT ARE COMMERCIAL EMPLOYER MARKETS AND HOW ARE THEY AN OPPORTUNITY FOR YOU?

    Response: We have revised the Form 10-SB to delete this reference and removed the "applications and opportunities" list.

    COMMENT:  14.  YOU  STATE,  "AT  THE  OUTSET,   SENIOR  LEADERSHIP  IS  VERY
ENTHUSIASTIC. HOWEVER, THE CASE MANAGERS CLOSER TO THE PATIENT..." SENIOR LEADERSHIP OF WHAT? WHAT CASE MANAGERS?

    Response: We have deleted the above referenced sentences and have revised the entire "Sales and Marketing for Easy Care" section to provide our target market and sales strategy. Please see disclosure beginning on page 7.

    NP CARE PROGRAM, P. 8

    COMMENT: 15. PLEASE PROVIDE INFORMATION ABOUT THE SNP MODEL SO THAT INVESTORS KNOW WHAT YOU ARE TALKING ABOUT. YOU JUMP IN IMMEDIATELY AND EXPLAIN WHO THE TARGET MARKET IS FOR THE MODEL, BUT YOU HAVE NOT EXPLAINED WHAT SNP IS.

    Response: We have revised the Form 10-SB to respond to this comment. Please see the disclosure beginning on page 8.

    COMMENT: 16. IN THE PARAGRAPHS BEGINNING, "THE MEDICARE ADVANTAGE INSTITUTIONAL SNP MODEL HAS VERY SIGNIFICANT FINANCIAL IMPLICATIONS..." AND "NP CARE IS THE MEDICAL INFRASTRUCTURE FOR THIS MODEL..., ' YOU HAVE PROVIDED NO BACKGROUND INFORMATION THAT WILL PERMIT INVESTORS TO UNDERSTAND WHAT YOU ARE TALKING ABOUT. YOU COMPARE CMS TO COMMUNITY DWELLING SENIORS. IS NP CARE SOMEHOW RELATED TO COMMUNITY DWELLING SENIORS? HOW ARE THE FIGURES YOU PRESENT RELEVANT TO AN INVESTOR IN COMPANY STOCK?

    Response: We have revised the Form 10-SB to respond to this comment. Please see the disclosure on page 9.

    COMMENT: 17. PLEASE FILE YOUR AGREEMENT WITH AMERICAN HEALTH MEDICARE. PLEASE ALSO DESCRIBE ALL MATERIAL TERNS OF THE AGREEMENT.

    Response: We have revised the Form 10-SB to remove references to the American Health Medicare agreement.

    COMMENT: 18. WE NOTE YOUR DISCUSSION OF PATENT APPLICATIONS. PLEASE DESCRIBE WHAT THE PATENTS ARE AND WHAT PURPOSE THEY WILL SERVE FOR THE COMPANY.

    Response: We have revised the Form 10-SB to describe the patents and purpose they will serve the Company. Please see the revised disclosure on page 15 of the Form 10-SB.

    COMPETITION, PAGE 11

    COMMENT:   19.  PLEASE  PROVIDE  SUPPLEMENTAL  SUPPORT  FOR  YOUR  STATEMENT
CONCERNING "THE DEEP RESPECT THAT THE MARKET HOLDS FOR OUR SENIOR STAFF..."

    Response: We have revised the Form 10-SB to delete this statement. Please see page 12 of the Form 10-SB.

    RISK FACTORS, P.16
    IF WE CANNOT ACHIEVE PROFITABILITY..., P. 16

         COMMENT: 20. YOUR STATEMENT RELATING TO INTENSE COMPETITION CONTRADICTS YOUR DISCLOSURE IN THE BUSINESS SECTION INDICATING THAT YOU DO NOT BELIEVE YOU HAVE DIRECT COMPETITORS. PLEASE REVISE THE DISCLOSURE TO REMOVE THE INCONSISTENCY. IN ADDITION, THE RISK FACTOR HEADING REFERS TO THE NEED FOR WORKING CAPITAL. IF APPLICABLE, THE DISCUSSION PERTAINING TO THE RISK FROM COMPETITION SHOULD BE DESCRIBED UNDER A SEPARATE RISK FACTOR HEADING.

    Response: We have revised the Form 10-SB to respond to this comment. Please see this risk factor on page 16, in addition to supplementing the risk factor entitled, "We will Require significant additional capital to continue our business operations." Please see page 17 of the Form 10-SB.

         COMMENT: 21. MUCH OF THE DISCUSSION CONTAINED IN THIS SECTION IS REPEATED IN SUBSEQUENT RISK FACTORS. PLEASE REVISE THE DISCUSSION UNDER THIS HEADING TO ELIMINATE UNNECESSARY DUPLICATION.

    Response: We have revised the Form 10-SB to respond to this comment. Please see the risk factor section beginning on page 16.

    OUR AUDITORS HAVE SUBSTANTIAL DOUBT..., P. 16

         COMMENT: 22. YOU WILL NOT BE A PUBLIC COMPANY IN THE THIRD QUARTER OF THIS YEAR. PLEASE REVISE THE DISCLOSURE ACCORDINGLY.

    Response: We have revised this risk factor to indicate that the Company anticipates being a public company in the near future upon the effectiveness of the Form 10-SB. Please see page 17 of the Form 10-SB.

         COMMENT: 23. PLEASE EXPAND OR REVISE THE HEADING TO CLEARLY INDICATE THE RISK YOU ARE DESCRIBING. IN THIS REGARD, IT APPEARS THE DISCUSSION IN THE SECOND PARAGRAPH UNDER THIS SECTION IS MORE APPROPRIATE FOR THE MD&A SECTION SINCE IT DOES NOT DESCRIBE THE RISK YOU ARE REFERRING TO IN THE HEADING.

    Response: We have revised this risk factor by removing the second paragraph. Please see page 17 of the Form 10-SB.

    We need to raise significant additional capital..., page 17

    COMMENT: 24. PLEASE EXPAND THE DISCUSSION TO QUANTIFY THE AMOUNT OF ADDITIONAL CAPITAL YOU REQUIRE AND WHEN YOU WILL NEED THE ADDITIONAL FUNDING.

    Response: We have revised this risk factor to include the following sentence: "We presently project that we will need to raise a minimum of $2 million in calendar year 2006 and an additional $3 million to $5 million to support operations and growth plans through calendar 2007." Please see page 17 of the Form 10-SB.

    We are highly dependent on our management..., page 18

    COMMENT: 25. PLEASE EXPAND THE DISCUSSION TO DESCRIBE WHETHER YOU HAVE EMPLOYMENT AGREEMENTS WITH YOUR KEY EMPLOYEES AND MANAGEMENT AND THE TERMS OF SUCH AGREEMENTS.

    Response: We have revised this risk factor to state that the Company currently does not have any employment agreements but anticipates entering into agreements with the executive officers in the near future. Please see page 18 of the Form 10-SB.

    We are a holding company.... page 18

    COMMENT: 26. PLEASE EXPAND THE HEADING TO INCLUDE A DESCRIPTION OF THE RISK A HOLDING COMPANY STRUCTURE PRESENTS TO YOUR SHAREHOLDERS.

    Response: We have revised this risk factor to reflect the risk presented to our shareholders. Please see page 18 of the Form 10-SB.

    COMMENT: 27 IT IS UNCLEAR WHY THE FACT YOU HAVE NOT PAID DIVIDENDS IS A RISK TO SHAREHOLDERS OR WHY SUCH INFORMATION IS INCLUDED IN THE DISCUSSION UNDER THIS RISK FACTOR HEADING. IF RETAINED, PLEASE INCLUDE SUCH DISCUSSION UNDER A SEPARATE RISK FACTOR.

    Response: We have revised this risk factor to delete the reference to the payment of a dividend. Please see page 18 of the Form 10-SB.

    WE HAVE A LIMITED NUMBER OF CUSTOMERS.., P. 19

    COMMENT: 28. PLEASE DISCLOSE THE PERCENTAGE OF YOUR REVENUE ATTRIBUTABLE TO EACH OF YOUR LARGEST CUSTOMERS. YOU SHOULD NAME THE CUSTOMERS EXPLICITLY.

    Response: We have deleted this risk factor as it does not pertain to the Company.

    CHANGES IN MARKET, PAGE 21

    COMMENT: 29. IF RETAINED, PLEASE REVISE THE HEADING TO DESCRIBE A RISK.

    Response: We have revised this risk factor to describe the risk. Specifically, this risk factor states that changes in the market could adversely affect the Company's contracts which could decrease its revenues. Please see page 21 of the Form 10-SB.

    The company will have to comply with the Penny Stock rules, page 27

    COMMENT:  30.  PLEASE  REVISE  THE  HEADING  TO  STATE  A  SPECIFIC  RISK TO
INVESTORS.

Response: We have revised this risk factor to state a specific risk to investors. Specifically, we renamed the heading, "Our common stock could be considered a "penny stock" which could make it difficult for investors to purchase and dispose of our share." Please see page 27 of the Form 10-SB.

    Item 2. Management's Discussion And Analysis Or Plan Of Operation And Results Of Operations, page 28


    Results of Operations, page 29

    COMMENT: 31. PLEASE ADD MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS FOR FY 2005 COMPARED TO FY 2004 AND FY 2004 COMPARED TO FY 2003.

    Response: We have added Management's Discussion and Analysis of Operations for FY 2005 compared to FY 2004 and FY 2004 compared to FY 2003. Please see page 30 of the Form 10-SB.

    Income from operations, page 30,

    COMMENT: 32. WE NOTE YOUR DISCUSSION AND PRESENTATION OF NON-GAAP FINANCIAL MEASURES IN THIS SECTION SUCH AS EBITDA. YOU DO NOT DISCLOSE THE SUBSTANTIVE WAYS THAT MANAGEMENT USES THESE MEASURES NOR HOW THE MEASURES PROVIDE USEFUL INFORMATION TO INVESTORS REGARDING THE REGISTRANT'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS. PLEASE REFER TO QUESTIONS 8 AND 9 OF "FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES" ON OUR WEBSITE WWW.SEC.GOV/DIVISIONS/CORPFIN/FAGS/NONGAAPFAU.HTN, WHICH SUPPLY ADDITIONAL SUBSTANTIVE DISCLOSURES THAT ARE NECESSARY TO JUSTIFY INCLUSION OF THE NON-GAAP MEASURES IN AN SEC FILING. PLEASE PROVIDE, IN DISCLOSURE-TYPE FORMAT, A MORE COMPELLING ARGUMENT AS TO WHY THIS IS APPROPRIATE OR DELETE THE NON-GAAP FINANCIAL MEASURES FROM YOUR FILING.

    Response: We have revised the Form 10-SB to delete references to EBITDA.

    LIQUIDITY AND CAPITAL RESOURCES, PAGE 35

    COMMENT: 33. PLEASE PROVIDE A MORE ROBUST DISCUSSION FOR EACH PERIOD PRESENTED OF THE MAIN SOURCES AND USES OF CASH FOR ALL OPERATING, INVESTING, AND FINANCING ACTIVITIES. PLEASE NOTE THAT THIS DISCUSSION SHOULD BE MORE THAN JUST A VERBAL DESCRIPTION OF YOUR STATEMENT OF CASH FLOWS AND SHOULD ADDRESS THE ACTUAL ACTIVITIES THAT GENERATE AND USE CASH.

    Response: We have revised the Liquidity and Capital Resources section in response to this comment. Please see page 35 of the Form 10-SB.

    COMMENT: 34. STATE THE STEPS YOU TAKE IN COLLECTING ACCOUNTS RECEIVABLE. DISCLOSE YOUR POLICY WITH RESPECT TO DETERMINING WHEN A RECEIVABLE IS RECORDED AS A BAD DEBT AND WHEN A WRITE OFF IS RECORDED. CLARIFY THE THRESHOLD (AMOUNT AND AGE) FOR ACCOUNT BALANCE WRITE-OFFS. INCLUDE AN AGING OF YOUR ACCOUNTS RECEIVABLE BY MAJOR PAYOR CLASS INCLUDING SELF-PAY. DISCLOSE THE DAY'S SALES OUTSTANDING FOR EACH PERIOD PRESENTED. DISCLOSE THE REASONS FOR SIGNIFICANT CHANGES FROM THE PRIOR PERIOD.

    Response: We have revised the Liquidity and Capital Resources section in response to this comment. Please see page 35 of the Form 10-SB.


    IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS, PAGE 36

    COMMENT: 35. RECONCILE YOUR STATEMENT UNDER ITEM 6, ON PAGE 40, THAT YOU "DO NOT CURRENTLY HAVE A STOCK OPTION PLAN" WITH THE STATEMENT IN MD&A, PAGE 37, THAT "A MAJORITY OF THE AWARDS UNDER THE EXISTING INCENTIVE STOCK OPTION PLAN WILL BE FULLY VESTED PRIOR TO THE EFFECTIVE DATE OF THE REVISED RULES."

    Response: We have revised the Form 10-SB to delete this paragraph.

    MANAGEMENT, P.39

    COMMENT: 36. ITEM 401(A)(4) OF REGULATION S-B REQUIRES A BRIEF DESCRIPTION OF A PERSON'S BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS. PLEASE PROVIDE THIS INFORMATION FOR OFFICERS ZWICKER AND KRENTZMAN. IN THE CASE OF MR. ZWICKER, YOU NEED TO INCLUDE SPECIFIC POSITIONS AND DATES RATHER THAN SIMPLE REFERENCES TO MANAGEMENT POSITIONS. IN THE CASE OF MS. KRENTZMAN, YOUR DESCRIPTION ONLY GOES BACK FOUR (4) YEARS.

    Response: We have revised the disclosure for Mr. Zwicker and Ms. Krentzman as per Item 401(a)(4) of Regulation S-B. Please see page 39.

    EXECUTIVE COMPENSATION, P. 39

    COMMENT: 37. PLEASE PROVIDE COMPENSATION INFORMATION FOR DR. CHESS. PLEASE SEE INSTRUCTION 1 TO ITEM 402(A)(2) OF REGULATION S-B.

    Response: We have revised the Form 10-SB in response to this comment. Specifically, Dr. Chess's total cash compensation for 2005 and 2004 was $75,769 and $58,154, respectively. Further, as disclosed in the Form 10-SB, Dr. Chess's current salary is $100,000 and he is presently drawing compensation from NP Care, LLC at the annual rate of $100,000 in the form of guaranteed payments. Please see page 40 of the Form 10-SB.

    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 40

    COMMENT: 38. PLEASE CONFIRM THAT THE AGGREGATE AMOUNT OF THE TRANSACTIONS WITH THE LLC'S DOES NOT EXCEED $60,000. IF SUCH TRANSACTIONS EXCEED $60,000 PLEASE PROVIDE THE INFORMATION REQUESTED BY ITEM 404 OF REGULATION S-B.

    RESPONSE: ECI charges management fees to the LLC's and those fees are eliminated on consolidation but the LLC's total revenues are reported in the consolidated basis of presentation for HCI. The management fees for the following periods:

9 months ended 9/30/06: $614,727

2005 - $546,937

2004 = $0

Please see page 40 of the Form 10-SB.

    Condensed Consolidated Financial Statements - June 30, 2006
    Notes to Condensed Consolidated Financial Statements, page 8
    4. Recapitalization, page 7

    COMMENT: 39. PLEASE REVISE YOUR FINANCIAL STATEMENTS FOR ALL PERIODS PROVIDED TO REFLECT THE IMPACT THAT THIS REVERSE CAPITALIZATION AND THE STOCK SPLIT DESCRIBED IN NOTE 14 OF YOUR DECEMBER 31, 2005 FINANCIAL STATEMENTS HAD ON ALL SHARE DISCLOSURES IN THIS DOCUMENT. IT SHOULD BE REFLECTED AS IF EACH OF THESE TRANSACTIONS HAD TAKEN PLACE AT THE BEGINNING OF THE EARLIEST PERIOD PRESENTED.

    Response: The financial statements have been revised for the unaudited interim periods and the year ended December 31, 2005 to reflect the appropriate earnings per share calculations based on the stock split and recapitalization. We have not added such disclosure to the year ended December 31, 2004 financial statements as that data would not be comparative due to the change in corporate structure described in Note 2 to the 2005 financial statements.

    5. DEFERRED REVENUE, PAGE 8

    COMMENT: 40. PLEASE ENHANCE YOUR DISCLOSURE TO STATE THE PERIOD OF AMORTIZATION OF THE DEFERRED REVENUE AND THE BASIS FOR ITS DETERMINATION AND WHETHER THE UPFRONT PAYMENTS ARE REFUNDABLE.

    Response: We have amended footnote 5 to the unaudited interim financial statements to conform to this comment.

    8. BUSINESS SEGMENTS, PAGE 11

    COMMENT: 41.WE NOTE YOUR PRESENTATION OF BUSINESS SEGMENTS IN THESE UNAUDITED INTERIM FINANCIAL STATEMENTS. PLEASE ADD SUCH DISCLOSURE IN THE FY 2005 AND FY 2004 FINANCIAL STATEMENTS OR TELL US WHY SIMILAR DISCLOSURE WAS NOT INCLUDED.

    Response: We have included a segment reporting footnote in the December 31, 2005 financial statements. We have not added a business segment disclosure to the year ended December 31, 2004 financial statements as there was only one business segment in 2004.

    CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2005 REPORT OF INDEPENDENT AUDITORS, PAGE 1

    COMMENT: 42. PLEASE SUBMIT A REPORT THAT COMPLIES WITH PCAOB AUDITING STANDARD NO. 1 SPECIFICALLY THAT REFERENCES THE AUDIT STANDARDS OF THE PCAOB.

    Response: The Form 10-SB has been revised to include a PCAOB opinion letter from our Independent Registered Public Accounting Firm.

    CONSOLIDATED STATEMENT OF OPERATIONS, PAGE 3

    COMMENT: 43. PLEASE ADD DISCLOSURE OF NET LOSS PER SHARE, ON ALL STATEMENTS OF OPERATIONS PRESENTED, IN ACCORDANCE WITH GUIDANCE UNDER SPAS NO. 128 THAT REFLECTS THE RETROACTIVE EFFECT OF THE REVERSE ACQUISITION. ALSO ADD A FOOTNOTE DESCRIBING HOW YOU CALCULATED NET LOSS PER SHARE IN ACCORDANCE WITH SFAS NO. 128 AND SAB NO. 98, INCLUDE A TABLE, AS REQUIRED, SETTING FORTH THE COMPUTATION OF BASIC AND DILUTED, AND UNAUDITED PRO FORMA BASIC AND DILUTED, NET LOSS PER SHARE FOR THE RESPECTIVE PERIODS OF THE FINANCIAL STATEMENTS. IF BASIC AND DILUTED PER SHARE AMOUNTS ARE THE SAME, CLEARLY INDICATE THAT ON THE FACE OF THESE STATEMENTS.

    Response: We revised our income statement and inserted a footnote disclosure in our December 31, 2005 financial statements in accordance with SFAS No.
    128. Since the Company has always been in a loss position, the effect is antidilutive and therefore the reconciliation schedule under SFAS 128 is not required and we have indicated on the face of these financial statements that basic and diluted per share amounts are the same.

    Notes to Consolidated Financial Statements, page 7
    2. Summary of Significant Accounting Policies, page 7 Revenue Recognition, page 9

    COMMENT: 44. PLEASE EXPAND YOUR DISCLOSURE TO STATE YOUR ACCOUNTING POLICY FOR REVENUE RECOGNITION ON FEE-FOR-SERVICE REVENUE AND CAPITATED CONTRACT REVENUE. SEPARATELY DISCLOSE THE REVENUES EARNED FROM THE CAPITATED PAYMENTS.

    Response: We enhanced our disclosure to reflect the revenue recognition policy for fee for service revenue and capitated revenue. We also included the amount of capitated revenue for the year ended December 31, 2005.

    10. Long-Term Debt. page 16 Convertible Debentures. page 16

    COMMENT: 45. PLEASE TELL US HOW YOU CONSIDERED THE EXISTENCE OF A BENEFICIAL CONVERSION FEATURE ASSOCIATED WITH THIS CONVERTIBLE DEBT ISSUANCE AND THE SECOND ISSUANCE ON APRIL 17, 2006, REFER TO EITF 98-05 AND EITF 00-27.

    Response: In its consideration of the existence of a beneficial conversion feature associated with the convertible debt issuance, management of the Company referenced EITF 98-5: ACCOUNTING FOR CONVERTIBLE SECURITIES WITH BENEFICIAL CONVERSION FEATURES OR CONTINGENTLY ADJUSTABLE CONVERSION RATIOS. Based on management's review of paragraph 16 of EITF 98-5 and on discussions with the AICPA technical hotline with respect to this topic, no derivative exists because "contracts issued by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position are not considered derivatives by the entity under SFAS 133." As such, the Company did not record a derivative in 2005. EITF 00-27: APPLICATION OF ISSUE NO. 98-5 TO CERTAIN CONVERTIBLE INSTRUMENTS was not applicable since management determined that there was no derivative financial instrument based upon management's application of EITF 98-5.


    11. NOTE PAYABLE - RELATED PARTY, PAGE 17

    COMMENT: 46. PLEASE TELL US HOW YOU DETERMINED THE FAIR VALUE ASSIGNED TO THE WARRANTS ISSUED IN CONNECTION WITH THIS NOTE. ALSO EXPLAIN HOW YOU CONSIDERED THE RELATIVE FAIR VALUES OF BOTH THE DEBT AND DETACHABLE STOCK PURCHASE WARRANTS IN YOUR ACCOUNTING FOR THIS TRANSACTION. REFER TO APB 14.

    RESPONSE: In connection with the valuation of our warrants issued on December 27, 2004, we followed guidance in determining the fair value of our common stock and warrants provided by the American Institute of Certified Public Accountants ("AICPA") Task Force's Audit and Accounting Practice Aid-- VALUATION OF PRIVATELY-HELD-COMPANY EQUITY SECURITIES ISSUED AS COMPENSATION (the "AICPA Practice Aid"). As a company without significant resources and with limited revenue-generating operations, we concluded that the expenditure of limited available funds to engage an outside valuation specialist to perform contemporaneous and comprehensive valuations on December 27, 2004 was not an appropriate use of financial resources. Instead, management derived relevant valuations internally using the AICPA Practice Aid and evaluated those figures in light of Generally Accepted Accounting Principles ("GAAP") to establish book values for our accounting and book purposes.

Chapter 6 of the AICPA Practice Aid recommends three general approaches to valuation: (i) the market approach, which compares a company's financial data and ratios to other companies with similar characteristics in order to draw correlations relevant to valuation (the "Guideline Public Company Method") or which examines transactions in a company's equity securities with unrelated investors (the "Guideline Transactions Method"); (ii) the income approach, which develops an estimate of value for a company based on its historical or expected future financial performance ("Income Method"); and (iii) the asset (or replacement cost) approach, which uses an estimate of value for a company's net assets (the "Asset Method").

According to the AICPA Practice Aid and as stated above, the Guideline Transactions Method of the market approach "bases the fair value measurement on what other comparable transactions indicate the value to be." Management used the following facts and assumptions in the determination of the fair value of the warrants on December 27, 2004 as issued on that date:

                  Stock price at estimated fair market value  $  1.00
                  Strike price for warrants                   $ 52.01
                  Expiration (in years)                             8
                  T-Bond rate on December 27, 2004               5.25%

The resulting fair value of the warrants was $.43 per warrant or $4,167.17 total value of the 9,614 warrants issued on December 27, 2004.

The fair value of the stock at December 27, 2004 was based on the Guideline Transactions Method as described above. There were three stock transactions in 2004 that ranged from $1.00 per share to $97.75 per share. These transactions are outlined as follows:

On May 26, 2004, the Company issued 5,115 shares of common stock to a related party for $97.75 per share.

On July 1, 2004, the Company issued 464 shares of common stock to unrelated parties for $1.00 per share.

On December 17, 2004, the Company issued 22,115 shares of common stock to related parties for $1.00 per share.

The transaction on May 26, 2004 was viewed by our management as an anomaly in determining our stock price for warrant valuation purposes and as such, management concluded that the stock price at December 27, 2004 was valued at $1.00 per share.

    14. STOCKHOLDERS' EQUITY (DEFICIT), PAGE 18

    COMMENT: 47. YOUR FILING INCLUDES A NUMBER OF TRANSACTIONS WHERE YOU PRESUMABLY HAD TO ESTIMATE THE VALUE OF YOUR COMMON STOCK, WITH THOSE ESTIMATES APPARENTLY HAVING HAD A MATERIAL EFFECT ON YOUR FINANCIAL STATEMENTS. AS SUCH, FOR EACH EQUITY INSTRUMENT ISSUED SINCE DECEMBER 31, 2004

THROUGH THE DATE OF YOUR RESPONSE, PLEASE DISCLOSE HOW YOU DETERMINED THE FAIR VALUE OF YOUR COMMON STOCK. IN SO DOING, PLEASE DISCLOSE THE SIGNIFICANT FACTORS, ASSUMPTIONS AND METHODOLOGIES USED IN THAT DETERMINATION. PLEASE DISCLOSE WHY THE FAIR VALUE OF YOUR STOCK DID OR DID NOT CHANGE BETWEEN WHEN THESE INSTRUMENTS WERE ISSUED. IF APPROPRIATE, PLEASE DISCLOSE THE REASON MANAGEMENT CHOSE NOT TO OBTAIN A CONTEMPORANEOUS VALUATION BY AN UNRELATED VALUATION SPECIALIST.

Response: Our filing includes a number of transactions for which we needed to estimate the fair value of our common stock. As discussed in our response to number 46 above, management has elected to internally perform the valuation of its common stock as the expenditure of limited available funds to engage an outside valuation specialist to perform contemporaneous and comprehensive valuations was not an appropriate use of financial resources. See attached Exhibit A, which outlines the internal determinations of Management in estimating the fair value of each transaction of common stock issued from January 1, 2005 to June 30, 2006.

    15. COMMITMENTS, PAGE 19 CONSULTING AGREEMENTS, PAGE 19

    COMMENT: 48. PLEASE EXPLAIN TO US THE ACCOUNTING ASSOCIATED WITH THE SHARES PURCHASED BY NSI INCLUDING WHY NSI RETURNED THE SHARES PREVIOUSLY PURCHASED. INCLUDE WHETHER THE SHARES PURCHASED WERE RESTRICTED AND HAD ANY VESTING TERMS ASSOCIATED WITH THEM.

    Response: As described in the footnotes to the December 31, 2005 financial statements, during August 2005, HCI terminated a consulting agreement with National Strategies, Inc. (NSI). As part of the original agreement, entered July 1, 2004, NSI was to provide consulting services to secure contracts for the sale or lease of the Company's products and/or services with government entities throughout the United States. Certain members of NSI purchased an aggregate of 464 shares of common stock of HCI at $1 per share. As part of the termination, the members tendered their existing stock certificates. HCI issued new certificates in the amount of their vested shares, which totaled 28 vested shares on August 19, 2005. The transaction was originally accounted for in 2004 as follows:

Issued 464 shares valued at $96.75 per share at a price of $1 per share. The valuation of the transaction was based on the value of the services to be provided by NSI. The original journal entry to record the transactions was as follows:

                  Cash                                                    464
                  Consulting expense                                   44,428
                  Common stock                                              5
                           Additional Paid-in Capital                  44,887
                  (to record consulting expense related to NSI services-2004)

The performance criteria were never met by the time management reversed the original equity transaction at par value in 2005. There were only 28 shares vested (and earned) at the time of issuance and the remaining 436 shares were subject to vesting based upon meeting certain performance criteria as specified in the agreement. As such, the journal entry should have been as follows:

                  Cash                                                    464
                  Consulting expense (28 shares at $96.75
                    per share, less $28 cash paid)                      2,681
                           Common stock                                        1
                           Additional Paid-in Capital (net of
                              contra equity)                               3,144
                  (to record consulting expense related to vested portion of NSI consulting services-2004)

The result of the transaction being improperly recorded was that expenses for 2004 were overstated by $42,183, and therefore, the accumulated deficit had an overstated negative balance by $42,183. Also, additional paid-in capital was overstated by $42,183 at December 31, 2004. The net effect on expenses ($42,183) and net stockholders' equity of $-0- has been deemed to be diminimus by management.



         The Company believes that they have responded to all of the Staff's comments. If you have any questions or anything that I can do to facilitate your review, please let me know.



                                                            Sincerely,

                                                            /s/ Peter J. Gennuso
                                                            --------------------
                                                            Peter J. Gennuso